UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                            SEC FILE NUMBER
                                                                 0-16819
                                FORM 12b-25
                                                               CUSIP NUMBER
                                                                 635182 20
7
                        NOTIFICATION OF LATE FILING


(Check One): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB
           [ ]Form N-SAR

     For Period Ended:   March 31, 1996

     [ ]Transition Report on Form 10-K
     [ ]Transition Report on Form 20-F
     [ ]Transition Report on Form 11-K
     [ ]Transition Report on Form 10-Q
     [ ]Transition Report on Form N-SAR

For the Transition Period Ended:___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the  notification  relates to a portion of the  filing  checked  above,
identify      the      Item(s)      to     which      the      notification
relates:________________________________________________________

PART I - REGISTRANT INFORMATION

NATIONAL CAPITAL MANAGEMENT CORPORATION
Full Name of Registrant
___________________________________________________________________________
Former Name if Applicable

50 California Street
Address of Principal Executive Office (Street and Number)

San Francisco, CA 94111
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before
     the fifth calendar day following the prescribed due date;   and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The  Registrant  has  a  limited  number of  staff  involved  in  financial management and reporting. This, combined with the sale of Appletree Townhouses on April 3, 1996 and the discontinuance of the real estate segment, has resulted in a significant number of financial transactions and delay in preparing the Quarterly Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Herbert J. Jaffe                    (415)            989-2661
       (Name)                        (Area  Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]Yes  [ ]No

___________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X]Yes  [ ]No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
___________________________________________________________________________

                  NATIONAL CAPITAL MANAGEMENT CORPORATION
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 1996                      By: /s/ Herbert J. Jaffe
                                             Herbert J. Jaffe, President

                                                          Attachment IV (3)

The Registrant anticipates a increase in revenues from continuing operations for the three months ended March 31, 1996 from the same period ended March 31, 1995 of approximately $2.3 million resulting from the expansion of the National Capital Benefits Corp. In addition, the Registrant anticipates that the loss from continuing operations will decrease from a loss of $589,721 for the three months ended March 31, 1995 to a loss of approximately $293,000 for the three ended March 31, 1996, resulting from the expansion of National Capital Benefits Corp. and the reduction of corporate general and administrative expenses. The Registrant anticipates the loss from discontinued operations for the real estate segment will increase from a loss of $61,835 for the three months ending March 31, 1995 to a loss of approximately $97,000 for the three months ended March 31, 1996 resulting from the sale of one real property during 1995. The Registrant sold the industrial products segment in November
1995. The loss from discontinued operations for the industrial products segment was $78,740 for the three months ended March 31, 1995. The Registrant anticipates the net loss will decrease from $730,296 during the three months ended March 31, 1995 to approximately $390,000 for the same period ended March 31, 1996.